UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ABAKAN INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00258J 107

(CUSIP Number)

Robert Miller

2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133

Telephone: (786) 206-5368

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 13, 2014

(Date of Event Which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on  Schedule  13G  to  report  the  acquisition  that  is  the subject  of  this  Schedule  13D,  and  is  filing  this  schedule  because  of  §§240.13d-1(e),  240.13d-1(f)  or

240.13d-1(g), check the following box.☐

Note:  Schedules  filed  in  paper  format  shall  include  a  signed  original  and  five  copies  of  the  schedule,

including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The  remainder  of  this  cover  page  shall  be  filled  out  for  a  reporting  person's  initial  filing  on  this  form with  respect  to  the  subject  class  of  securities,  and  for  any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The  information  required  on  the  remainder  of  this  cover  page  shall  not  be  deemed  to  be  "filed"  for  the purpose  of  Section  18  of  the  Securities  Exchange  Act  of  1934  ("Act")  or  otherwise  subject  to  the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

CUSIP NO.  00258J 107

1.

NAMES OF REPORTING PERSONS.

UP Scientech Materials Corp.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)☐

(b)☐

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e) ☐

6.

CITZENSHIP OR PLACE OF ORGANIZATION

Taiwan

7.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

SOLE VOTING POWER

7,500,000

_____________________________________________________________________________________

_____

8.

SHARED VOTING POWER

0

9.

SOLE DISPOSITIVE POWER

7,500,000

_____________________________________________________________________________________

_____

10.

SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000 (see Item 5)

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS)☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.4% of the Issuer’s

outstanding shares of common stock (based on 79,501,088 shares outstanding as of January 23,

2015).

14.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (the “Statement”) relates to shares of the common stock, $0.0001 per share (the “Common Stock”), of Abakan Inc., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND

(a) UP Scientech Materials Corp. is referred to herein as the "Reporting Person".

(b) The address or principal business office of the Reporting Person is: No. 5-3 Jiangua Road, Guanyin

Township, Taiwan 32844.

(c) The Reporting Person was incorporated in Taiwan.

(d) The principal business of the Reporting Person is the manufacture of wear-resistant clad plate.

(d) During the last five years, the Reporting Person has not been convicted in criminal proceedings.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 13, 2014, the Reporting Person acquired 7,500,000 shares of the Issuer for cash consideration of $3,000,000 sourced from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired shares of Common Stock of the Issuer for investment purposes in connection with a Letter Agreement dated November 13, 2014. The terms of the Letter Agreement included the appointment of Kevin Chen to the Issuer’s board of directors as a representative of the

Reporting Person and a commitment to establish joint venture companies for the manufacture and sale of the Issuer’s products.

The Reporting Person intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects,

general economic and industry conditions, the securities markets in general and those for shares of

Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of the Common Stock of the Issuer or disposal of some or all of the shares of

Common Stock of the Issuer currently owned by the Reporting Person, either in the open market or in privately negotiated transactions.

In addition, the Reporting Person may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d)

changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the

Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section

12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clause

(a) through (j) of Item 4 of this Statement. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Statement) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person owns an aggregate of 7,500,000 shares (representing 9.4%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of the shares reported above in this Item 5(a).

(c) The Reporting Person has not effected any transaction in the shares of the Issuer during the past 60 days except the acquisition of 7,500,000 shares of the Issuer’s common stock from the Issuer.

(d) No person other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person entered into a Shareholders Voting Agreement with Robert Miller, Maria Maz, The

Thomas and Mario Miller Family Irrevocable Trust and The Tarija Foundation (collectively the

“Shareholders”) on November 11, 2014, pursuant to which the Shareholders agreed to vote in favor of the election of a nominee of the Reporting Person to the Issuer’s board of directors at any shareholders meeting called for that purpose. The term of the Shareholders Voting Agreement expires on the earliest of the expiration of a three year commitment to so vote commencing on the date a nominee of the Reporting

Person is appointed as a director of the Issuer and the date on which the Reporting Person’s ownership of the Issuer falls below six percent on a fully diluted basis. Mr. Kevin Chen was appointed to the Issuer’s board of directors on November 13, 2014, as a nominee of the Reporting Person. Other than as reflected above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1

Letter Agreement dated November 13, 2014.

99.2

Shareholders Voting Agreement dated November 11, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2015

Date

UP SCIENTECH MATERIALS CORP.

/s/ Chih-Huang

By: Chih-Huang

Title Chairman

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit

Description of Exhibit

99.1

Letter Agreement dated November 13, 2014 (furnished herewith)

99.2

Voting Agreement dated November 11, 2014 (furnished herewith)